                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                                  VISIJET, INC.
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                                (Name of Issuer)




                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)



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                                 (CUSIP Number)

                                   Peter Lewis
                           Lewis Family Interests, LP
                            c/o Robert S. Brown, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022

                                 (212) 209-3050
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 14, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP NO.                                               PAGE 2 OF 6 PAGES------
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Peter C. Lewis
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS (See Instructions)

                    OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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      NUMBER OF           7     SOLE VOTING POWER

        SHARES                        -1,950,000-
     BENEFICIALLY
       OWNED BY           8     SHARED VOTING POWER
         EACH
      REPORTING                       -0-
        PERSON
         WITH             9     SOLE DISPOSITIVE POWER

                                      -1,950,000-

                          10    SHARED DISPOSITIVE POWER

                                      -0-
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 1,950,000 (includes Warrants to purchase 725,000 shares of Common Stock but not warrants to purchase 1,000,000 shares of Common Stock)-
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
          SHARES (SEE INSTRUCTIONS)

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.2%
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   14     TYPE OF REPORTING PERSON (See Instructions)

                    [IN]
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO.                                               PAGE 3 OF 6 PAGES------
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lewis Family Interests, LP
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS (See Instructions)

                    OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
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      NUMBER OF           7     SOLE VOTING POWER

        SHARES                        -1,950,000-
     BENEFICIALLY
       OWNED BY           8     SHARED VOTING POWER
         EACH
      REPORTING                       -0-
        PERSON
         WITH             9     SOLE DISPOSITIVE POWER

                                      -1,950,000-

                          10    SHARED DISPOSITIVE POWER

                                      -0-
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 1,950,000 (includes Warrants to purchase 725,000 shares of Common Stock but not warrants to purchase 1,000,000 shares of Common Stock)-
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
          SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.2%
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   14     TYPE OF REPORTING PERSON (See Instructions)

                    [OO]
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to 1,225,000 shares (the "SHARES"), of common stock, par value $0.001 per share (the "COMMON STOCK"), of VisiJet, Inc., a Delaware corporation (the "REGISTRANT") and warrants to purchase 1,725,000 shares of Common Stock ("WARRANTS'). Of the Warrants only warrants to purchase 725,000 shares of Common Stock may be exercisable within 60 days from the date hereof. The Shares and Warrants collectively referred to as the "SECURITIES". The principal executive offices of the Registrant are located at 192 Technology Drive, Suite Q Irvine, California 92618

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is jointly filed by the Lewis Family Interests, LP, a Nevada limited partnership ("LFI") and Peter Lewis. Each of Mr. Lewis and LFI is a "REPORTING PERSON" and together the "REPORTING PERSONS".

LFI is principally engaged in investing. Mr. Lewis is the general partner of LFI.

The Reporting Persons are filing this Schedule 13D with respect to the Securities of the Registrant beneficially owned by them, or with respect to which the Reporting Persons have voting power, investment power, including the power to dispose, or to direct the disposition of, such Securities.


Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.


(b) The business address for the Reporting Persons is 21 Willets Road, Old Westbury, New York 11568.

(c) Mr. Lewis is the general partner of LFI and is oversees all of LFI's investments. Additionally, Mr. Lewis is a manager of Wharton Equity Partners, LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lewis is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 20, 2002 Ponte Nossa Acquisition Corp., a Delaware corporation ("PNSO"), VisiJet Acquisition Corporation, a California corporation ("MERGER SUB"), and a wholly owned subsidiary of PNSO, and VisiJet, Inc., a California corporation ("VISIJET") entered into a Second Amended and Restated Agreement and Plan of Merger (the "AGREEMENT"), which set forth the terms and conditions of the business combination in which the Merger Sub merged with and into VisiJet (the "MERGER"). As a result of the Merger, the separate corporate existence of Merger Sub ceased and VisiJet continued as the Surviving Corporation and became a wholly-owned subsidiary of the Registrant (formerly known as PNSO). As part of the Merger each outstanding share of Common Stock of VisiJet ("VISIJET COMMON STOCK") was converted into the right to receive one share of Common Stock of the Registrant. The Merger was consummated on February 11, 2003, pursuant to which PCL Associates LLC, a New York limited liability company ("PCL ASSOCIATES") received 1,250,000 shares of Common Stock and warrants to purchase 1,750,000 shares of Common Stock. PCL Associates transferred 25,000 shares of Common Stock and warrants to purchase 25,000 shares of Common Stock to Gary S. Paresiper on August 15, 2003. PCL Associates transferred 1,225,000 shares of Common Stock and warrants to purchase 1,725,000 shares of Common Stock to LFI on October 14, 2003.

ITEM 4.   PURPOSE OF THE TRANSACTION

The Reporting Persons presently considers the Securities an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in a Reporting Person acquiring additional shares of Common Stock in the open-market or in privately negotiated transactions, maintaining its holdings at current levels or selling all or a portion of its holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Registrant's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and Board of Directors of the Registrant; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Registrant the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN THE SECURITIES OF THE REGISTRANT.

(a) The Reporting Persons beneficially own 1,950,000 shares of Common Stock, which represent approximately 9.2% of Common Stock outstanding (based on 20,537,745 shares of Common Stock of the Registrant issued and outstanding as of August 11, 2003, pursuant to the Form 10-QSB for the period ended June 30, 2003 filed with the Securities Exchange Commission on August 15, 2003).

(b) The Reporting Persons have (i) the sole power to vote or direct the vote of the 1,950,000 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such 1,950,000 shares of Common Stock.

(c) Except for the Merger described in Item 3, to the best knowledge and belief of the undersigned, no transactions involving the Common Stock have been effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE REGISTRANT.

Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Seconded Amended and Restated Agreement and Plan of Merger, dated as of December 20, 2002, filed as exhibit 2 to the Registrant's Form 8-K on January 7, 2003.

2. Amendment to the Second Amended and Restated Agreement and Plan of Merger, dated as January 15, 2003, filed as exhibit 2.2 to the Registrant's Form 8-K on February 14, 2003.

3. Joint Filing Agreement, dated as of October 14, 2003, between Lewis Family Interests, L.P. and Peter C. Lewis.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    October 14, 2003




                                               /s/ Peter Lewis.
                                               --------------------------
                                               PETER LEWIS



                                               LEWIS FAMILY INTERESTS, LP



                                               By: /s/ Peter Lewis
                                               --------------------------
                                                    Name: Peter C. Lewis
                                                    Title:  General Partner